UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended March 31, 2003

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Metering Services, Inc. ("DMS")	Energy Related	12/2000	Virginia	100%	Provided contract meter reading services.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	8/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Direct Sales, Inc. ("DEDS")	Energy Related	2/2000	Virginia	100%	Primarily engages in retail sales of electricity and gas to commercial and industrial users.
Dominion Energy Exchange, Inc. ("DEE")	Energy Related	9/2000	Virginia	100%	Owns an interest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity and other fuels.(b)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled water for retail customers in the Cleveland, Ohio area.
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	4/2002	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc(a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 67% of Greenbrier Pipeline Company, LLC. (c)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

(c) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (d) (e) (f)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

DEE	Short Term Advances	$ 2,399,000	-	-	DEI	-	-
DCT	Short Term Advances	$ 65,710	-	-	DEI	-	-
DTECH	Short Term Note	$ 209,000	-	-	DRI	-	-
Cove Point	Short Term Note	$27,803,000	-	-	CNG/DRI	-	-
Tioga	Short Term Note	$311,000	-	-	CNG/DRI	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion

None.

(d) The chart reflects net advances made by Lenders to Borrowers during the first quarter of 2003. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the DRI Form U-6B-2 filed for the first quarter of 2003.

(e) By order dated July 18, 1997 (HCAR No. 26742), Field Services and Dominion Iroquois, were authorized to participate in the CNG Money Pool. During the period January to February 2003, the following activity occurred in the CNG Money Pool.

CNG Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance
Field Services	$7,813	91,511	81,626	$(2,072)
Dominion Iroquois	4,709	14	14	4,709

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(f) By order dated January 3, 2003 (HCAR No. 27634), the SEC authorized the formation of a consolidated DRI Money Pool and called for the termination of the existing CNG Money Pool. As a result, outstanding balances under the CNG Money Pool were invested in the DRI Money Pool on March 1, 2003. In addition, certain advances from Dominion to energy-related companies and certain advances from CNG to gas-related companies were converted to DRI Money Pool borrowings (see beginning balances). All of the following activity occurred during March 2003.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

Field Services	$(2,072)	$45,489	$56,766	$9,205
Dominion Iroquois	4,709	396	6	4,319
Greenbrier	(16,535)	937	0	(17,448)
DOTEPI	(258,986)	42,014	35,159	(265,841)
DNGS	(17,156)	292	0	(17,448)
DAH	(9,034)	10	0	(9,044)
DMS	(198)	0	0	(198)

Additionally, as of March 31, 2003 there remained outstanding the following guarantees:

Guarantees
(In Thousands)

Company	Guarantor	Amount

Field Services	CNG	$160,600
DOTEPI	CNG	305,700
DEMI	DRI	301,000
Greenbrier	DRI	9,865
DNGS	DRI	265
Cove Point	DRI	589

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (g)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DOES	Dominion Equipment, Inc. (h)	Engineering Services	$11,340	0	0	$11,340
DTECH	Dresden Energy, LLC (i)	Engineering Services	$30,062	0	0	$30,062
DTECH	Fairless Energy, LLC (i)	Engineering Services	$155,225	0	0	$155,225
Field Services	Dominion Transmission, Inc. (j)	Sales of Extracted Products, & Rental fees	$4,491,732	0	0	$4,491,732
Field Services	Dominion Exploration & Production, Inc. (k)	Fuel Management Services	$62,119	0	0	$62,119
Field Services	Dominion Appalachian Development Properties, L.L.C.(l)	Fuel Management Services	$15,159	0	0	$15,159

(g) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(h) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the DRI Form U-9C-3 filed for the fourth quarter of 2001.

(i) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

(j) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(k) Services provided at cost.

(l) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (g)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Dominion Retail, Inc.	DEDS (m)	Administrative & Management Services	$ 729	0	0	$ 729
DTI	Greenbrier (n)	Administration, Engineering, Operations & Maintenance Services	$ 428,619	$16,479	0	$445,098
DTI	Field Services (o)	Operations & Maintenance Services	$198,736	$53,521	0	$252,257
DTI	DNGS (p)	Administration, Engineering, Operations & Maintenance Services	$19,853	$2,343	0	$22,197
DTI	Tioga (q)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$90,827	$4,533	0	$95,360
DTI	Cove Point LNG Limited Partnership (r)	Engineering, Operations & Maintenance Services	$569,300	$152,800	0	$722,100
Dominion Exploration & Production, Inc.	DOTEPI (s)	Operations & Maintenance of Gas Properties	$11,085,775	0	0	$11,085,775

(m) Services provided by Dominion Retail, Inc. to DEDS are provided pursuant to service agreements dated June 1, 2002 in the form of Exhibit F to the DRI Form U-9C-3 filed for the third quarter of 2002.

(n) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the CNG Form U-9C-3 filed for the first calendar quarter of 2001.

(o) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(p) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(q) A copy of the Service Agreement between DTI and Tioga Properties, LLC dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(r) Services provided by DTI to Cove Point LNG Limited Partnership are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(s) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of March 31, 2003	$27,850,460(t)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,177,569		Line 2

Greater of $50 million or line 2		$4,177,569	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category

Category 2	10
Category 5	301,537
Category 6	13,703
Category 7	10,513

Total current aggregate investment (u)		325,763	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		3,851,806	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (v)
Gas exploration and production	2,554,986
Gas sales and storage services	471,370
Gas transportation	51,586
		$3,077,942

(t) Includes short-term debt of $2,111.

(u) Includes guarantees of $301,000.

(v) Includes guarantees of $477,019.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of March 31, 2003 and income statements for the quarter ended March 31, 2003 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

DEDS
DEE
DAH
DETI
DMS
DCT
DOES
Wagram
DTECH
DEMI
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

/s/ James F. Stutts By: James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

/s/ James F. Stutts By: James F. Stutts Its Attorney

May 29, 2003

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2003 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:

Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
General Counsel Virginia State Corporation Commission 1300 East Main Street 10th Floor Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of May, 2003.

/s/ Sharon L. Burr
Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company